                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                                 on May 30, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------

In the Matter of                                      INTERIM CERTIFICATE

Conectiv and Subsidiaries                                      OF

File No. 70-9095                                          NOTIFICATION

(Public Utility Holding Company                       PURSUANT TO RULE 24
Act of 1935)
--------------------------------------

This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. ss. 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999 and August 17, 2000 (the "Orders") in the above- referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period January 1, 2001 through March 31, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.  Conectiv Common Stock issued during period (new issue shares only):

------------------------------- --------------------- --------------------- ----------------------------
  # 0f Shares Issued During            Average
            Period                 Price per Share       Issuance Amount     Cumulative Issuance Amount
------------------------------- --------------------- --------------------- ----------------------------
              0                           N/A                  N/A                      N/A
------------------------------- --------------------- --------------------- ----------------------------

Note: Conectiv's issuance of common stock and long-term debt is limited to $500 million in aggregate pursuant to the Order dated February 26, 1998. Of this amount, no more than $250 million of long-term debt can be issued (subject to a reservation of jurisdiction on the remaining $250 million of long-term debt). An additional $500 million of long-term debt issuance was authorized in the Order dated December 14, 1999, subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt as noted in Item 4 below. Therefore, the remaining capacity for the issuance of common stock pursuant to the Order dated February 26, 1998 is $250 million less any additional long-term issued pursuant to a release from the reservation of jurisdiction.

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

-------------------------------- -------------------------------------- --------------------------------------
         Common Stock               #0f Shares Issued During Period         Cumulative # 0f Shares Issued
-------------------------------- -------------------------------------- --------------------------------------
Dividend Reinvestment                              0                                      0
-------------------------------- -------------------------------------- --------------------------------------
Employee Benefit Plans                             0                                   14,900
-------------------------------- -------------------------------------- --------------------------------------

During the period, 658,500 stock options and 77,400 shares of restricted stock were issued under the Conectiv Incentive Compensation Plan. During the period, no shares of Conectiv Common Stock were issued under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,909,500 common stock options and 752,100 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.   Conectiv Common Stock issued for acquisitions:

---------------------------------------- -------------------------------------- --------------------------------------
    #0f Shares Issued During Period                 Value per Share                       Restricted (Y/N)
---------------------------------------- -------------------------------------- --------------------------------------
                   0                                      N/A                                    N/A
---------------------------------------- -------------------------------------- --------------------------------------

4.   Conectiv Long-Term Debt issued during period:

      None

Note: Aggregate long-term debt financing by Conectiv cannot exceed $250 million pursuant to the Orders (see Item 1 above); an additional $750 million of long-term debt is subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt pursuant to the Orders and, therefore, cannot issue any additional long-term debt without a release from the reservation of jurisdiction.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

------------------------------- ---------------------------- ---------------------------- ----------------------------
           Company                 Balance at Period-End        Weighted Average Cost        Highest Daily Balance
------------------------------- ---------------------------- ---------------------------- ----------------------------
           Conectiv                    $738,522,100                     6.02%                    $817,463,000
------------------------------- ---------------------------- ---------------------------- ----------------------------
           Delmarva                          0                           N/A                           0
------------------------------- ---------------------------- ---------------------------- ----------------------------

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $1.3 billion per the Orders; Delmarva's daily balance cannot exceed $275 million pursuant to the order of the Virginia State Corporation Commission.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries: No activity.

7.   Utility Subsidiary financings during period: Delmarva: See Item 5 above.

Note: Short-term and long-term financings by Atlantic City Electric Company are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8.   Non-utility financing during the period not exempt pursuant to Rule 52:

--------------------------------------------- ---------------------------------- ---------------- --------------------
                  Company                             Type of Borrowing            Amount ($)      Interest Rate (%)
--------------------------------------------- ---------------------------------- ---------------- --------------------
         Atlantic Generation, Inc.                   Money Pool Advance            12,070,160            6.02
--------------------------------------------- ---------------------------------- ---------------- --------------------
        Conectiv Energy Supply, Inc.                 Money Pool Advance            155,340,210           6.02
--------------------------------------------- ---------------------------------- ---------------- --------------------
       Conectiv Thermal Systems, Inc.                Money Pool Advance            97,749,008            6.02
--------------------------------------------- ---------------------------------- ---------------- --------------------
        Conectiv Operating Services                  Money Pool Advance              691,631             6.02
--------------------------------------------- ---------------------------------- ---------------- --------------------
          Conectiv Mid-Merit, Inc.                 Parent Company Advance          126,499,154           6.02
--------------------------------------------- ---------------------------------- ---------------- --------------------
                  Various                               Surety Bonds               68, 489,000            N/A
--------------------------------------------- ---------------------------------- ---------------- --------------------

9. Guarantees issued by Conectiv and Non-utility Subsidiaries as of end of period:

------------------------------------------------------------ ---------------------------------------------------------
Conectiv                                                     $193.3 million
------------------------------------------------------------ ---------------------------------------------------------
Non-Utility Subsidiaries                                     $8.8 million
------------------------------------------------------------ ---------------------------------------------------------

Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.

10. Borrowings from System Money Pool during period: Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and the applicable borrowings are reported on Form U-6B-2 filed contemporaneously herewith.

11.  Forms U-6B-2 filed with Commission during period:

---------------------------------------------------- --------------------------
Filing Entity                                             Date of Filing
---------------------------------------------------- --------------------------
ATE Investment, Inc.                                         5/30/01
---------------------------------------------------- --------------------------
Atlantic Southern Properties, Inc.                           5/30/01
---------------------------------------------------- --------------------------
Conectiv Communications, Inc.                                5/30/01
---------------------------------------------------- --------------------------
Conectiv Plumbing LLC                                        5/30/01
---------------------------------------------------- --------------------------
Conectiv Properties and Investments, Inc                     5/30/01
---------------------------------------------------- --------------------------
Conectiv Resource Partners, Inc.                             5/30/01
---------------------------------------------------- --------------------------
Conectiv Services, Inc                                       5/30/01
---------------------------------------------------- --------------------------
Conectiv Solutions, LLC                                      5/30/01
---------------------------------------------------- --------------------------
DCI I, Inc                                                   5/30/01
---------------------------------------------------- --------------------------
DCI II, Inc.                                                 5/30/01
---------------------------------------------------- --------------------------
DCTC-Burney, Inc.                                            5/30/01
---------------------------------------------------- --------------------------
Enertek Energy Partners, LP                                  5/30/01
---------------------------------------------------- --------------------------
King Street Assurance Ltd                                    5/30/01
---------------------------------------------------- --------------------------

12.  Financial Statements:

     o Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended March 31, 2001)

     o Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-K for the period ended March 31, 2001)

13.  Registration Statements filed pursuant to the Securities Act of 1933: None

14.  Computation under Rule 53(a):

                  ----------------------------------------------------------------------------------------------------
($ THOUSANDS)           1             2            3              4               5             6             7
----------------------------------------------------------------------------------------------------------------------
                     Average       Average     10% Test     2% of Capital    Maximum EWG    Aggregate     Remaining
                     Retained      Retained                  Invested in     Investments       EWG      Capacity for
                     Earnings      Earnings                 Utility Plant     per Orders   Investments       EWG
                    (Last Four    (Previous                (Use only if 1                                Investments
                    Quarters)    Four Quarters)           is 10% less than 2)
----------------------------------------------------------------------------------------------------------------------
     3/31/01          26,800        4,822        456%            N/A           350,000       101,500       248,500
----------------------------------------------------------------------------------------------------------------------

15.  Conectiv Investment in EWG Projects:

     Conectiv's investments in EWGs as of March 31, 2001 consisted of $101.5 million in Conectiv Mid-Merit, Inc.

16.  Conectiv's Consolidated Capitalization Ratios as of March 31, 2001:

                                                    ($ thousands)
---------------------------------------- -------------------------------------- --------------------------------------
                 Debt                                  3,019,228                               67.54%
---------------------------------------- -------------------------------------- --------------------------------------
            Preferred Stock                             284,883                                 6.37%
---------------------------------------- -------------------------------------- --------------------------------------
             Common Equity                             1,166,486                               26.09%
---------------------------------------- -------------------------------------- --------------------------------------
         Total Capitalization                          4,470.597                               100.00%
---------------------------------------- -------------------------------------- --------------------------------------

17.      Market/Book Ratio of Conectiv Common Stock:

---------------------------------------- ----------------------------- --------------------------- -------------------
                                           Closing Price @ 3/31/01        Book Value @ 3/31/01           Ratio
---------------------------------------- ----------------------------- --------------------------- -------------------
Conectiv Common Stock                               $21.85                       $13.15                   1.66
---------------------------------------- ----------------------------- --------------------------- -------------------
Conectiv Class A Common Stock                       $20.15                       $13.15                   1.53
---------------------------------------- ----------------------------- --------------------------- -------------------

18.  New EWG Projects during Preceding Quarter:

     There were no new EWG projects during the first quarter of 2001.

19.  Consolidated and EWG Earnings Growth:

     There currently are no operating EWG projects.

20.  EWG Revenue and Net Income:

     There currently are no operating EWG projects.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       Conectiv
                                       Delmarva Power & Light Company
                                       Conectiv Resource Partners, Inc.
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Properties and Investments, Inc.
                                       Conectiv Services, Inc.
                                       DCI I, Inc.
                                       DCI II, Inc.
                                       DCTC-Burney, Inc.
                                       Conectiv Operating Services Company
                                       Conectiv Solutions, LLC
                                       Conectiv Plumbing, LLC
                                       Atlantic City Electric Company
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Conectiv Thermal Systems, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.
                                       King Street Assurance, Ltd.
                                       Atlantic Jersey Thermal Systems, Inc
                                       Conectiv Atlantic Generation, L.L.C.
                                       ACE REIT, Inc.
                                       Conectiv Communications, Inc.
                                       Conectiv Delmarva Generation, Inc.
                                       Conectiv Energy Holding Company
                                       Conectiv Mid-Merit, Inc.


May 30, 2001                           /s/ Philip S. Reese
                                       ----------------------------
                                       Philip S. Reese
                                       Vice President and Treasurer